EXHIBIT 12

           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
      EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                      FOR THREE MONTHS ENDED MARCH 31:
                                (UNAUDITED)

    (Dollars in millions)

                                                          1996          1995
                                                       ________      ________

    Earnings before income taxes(1)                    $  1,554      $  2,198

    Add:
      Fixed charges, excluding capitalized interest         252           279
                                                       ________      ________
    Earnings as adjusted                               $  1,806      $  2,477
                                                       ========      ========
    Fixed charges:
      Interest expense                                      153           184
      Capitalized interest                                    7             5
      Portion of rental expense representative of
        interest                                             99            95
                                                       ________      ________
    Total fixed charges                                $    259      $    284
                                                       ========      ========
    Preferred stock dividends(2)                             10             8
                                                       ________      ________
    Combined fixed charges and preferred stock
      dividends                                        $    269      $    292
                                                       ========      ========
    Ratio of earnings to fixed charges                     6.97          8.72
    Ratio of earnings to combined fixed charges and
      preferred stock dividends                            6.71          8.48

    (1) Earnings before income taxes excludes the company's share in the income and losses of less-than-fifty percent-owned affiliates.

    (2) The company reported preferred stock dividends and transaction costs of $5 million and $47 million for the quarter ended March 31, 1996 and 1995, respectively. Excluded from the ratio computation for the quarter ended March 31, 1995 are transaction costs of $42 million relating to the repurchase of Series A 7 1/2 percent preferred stock depositary shares. Included are preferred stock dividends of $5 million, for the quarter ended March 31, 1996 and 1995 or $10 million and $8 million representing the pre-tax earning which would be required to cover such dividend requirements based on the company's effective income tax rate for the quarter ended March 31, 1996 and 1995, respectively.